SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

21 October 2019

Completion of the demerger of M&G plc

Prudential plc ("Prudential") has today completed the demerger of M&G plc ("M&G"). The M&G shares have been admitted to trading on the London Stock Exchange's main market for listed securities.

Prudential announced its intention on 14 March 2018 to demerge M&G, resulting in two separately listed companies. Shareholders have retained their shares in Prudential and have also received shares in M&G.

Paul Manduca, Chairman of Prudential, said: "This has been a complex transaction and I would like to thank everyone for their hard work. The Board believes the demerger will help Prudential and M&G to become more closely aligned to the interests of their customers and shareholders. Both businesses will retain their UK domicile and be able to allocate capital even more effectively as separate entities. We wish M&G every success in its new life as an independent business."

Mike Wells, Group Chief Executive of Prudential, said: "Prudential is now an Asia-led portfolio of businesses, focused on structural growth markets. Our businesses in Asia and the US have leadership positions in their chosen segments, and we now operate in eight markets in Africa. I am confident that the best is yet to come for Prudential's customers and shareholders."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, operating environment, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the future trading value of the shares of Prudential plc following the demerger of M&G plc; future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the actual or anticipated political, legal and economic ramifications of the UK's withdrawal from the European Union; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' section in Prudential's most recent Full Year Results Regulatory News Release and the 'Risk Factors' section in its most recent Annual Report and the 'Risk Factors' section of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' section of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer